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                               November 29, 2023

       Jingjing Zhang
       Chief Financial Officer
       MINISO Group Holding Ltd
       8F, M Plaza, No. 109, Pazhou Avenue
       Haizhu District, Guangzhou 510000, Guangdong Province
       The People's Republic of China

                                                        Re: MINISO Group
Holding Ltd
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 19,
2023
                                                            File No. 001-39601

       Dear Jingjing Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 3. Key Information, page 4

   1. We note that you do not clearly define China or the PRC to include Hong Kong and that your corporate
structure chart on page 7 depicts your Hong Kong subsidiaries as "outside
                                                        China." In future
filings, please clarify that the legal and operational risks associated with operating in China also
apply to any operations in Hong Kong. Please discuss in this section the applicable
laws and regulations in Hong Kong as well as the related risks and consequences. Examples
of applicable laws and regulations to discuss include, but are not limited to:
                                                            enforceability of
civil liabilities in Hong Kong;
 Jingjing Zhang
FirstName  LastNameJingjing
MINISO Group    Holding Ltd Zhang
Comapany 29,
November   NameMINISO
               2023       Group Holding Ltd
November
Page  2    29, 2023 Page 2
FirstName LastName
                China's Enterprise Tax Law; and
                regulatory actions related to data security or anti-monopoly concerns in Hong Kong
              and their potential impact on your ability to conduct business, accept foreign investment, or maintain listing on a U.S. or foreign exchange.

         Please also include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes it is compliant with the regulations or policies that have been issued.
2. We note your disclosure on page 4 that you face various risks and uncertainties related to doing business in China and that such risks could cause the value of your securities to
         "significantly decline." In future filings, please expand this statement to clarify whether such risks could cause your securities to be worthless. Please also supplement the disclosure in this section to address how recent statements and regulatory actions by
         China   s government, such as those related to the use of variable interest entities and data
         security or anti-monopoly concerns, have impacted or may impact your ability to conduct your business, accept foreign investments, or maintain listing on a U.S. or other foreign exchange.
Permissions Required from the PRC Authorities, page 5

3. You state that you and certain subsidiaries are not required to obtain permissions or approvals from the China Securities Regulatory Commission (CSRC), the Cyberspace
         Administration of China (CAC), or any other PRC authority in connection with prior or future issuances of securities to foreign investors. In future filings, please revise and expand this disclosure:
             to disclose any such permissions or approvals from the CSRC, the CAC, or any other governmental agency that you or your subsidiaries are required to obtain to operate your business;
             to clarify, if true, that these statements apply to all of your subsidiaries, not just your
                PRC subsidiaries    or    mainland China subsidiaries,    as
suggested by the disclosure
             on pages 5 and 6, respectively;
             to discuss how you came to the conclusion that these permissions and approvals are not required and the basis on which you made that determination;
and
             to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

         Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to
 Jingjing Zhang
FirstName  LastNameJingjing
MINISO Group    Holding Ltd Zhang
Comapany 29,
November   NameMINISO
               2023       Group Holding Ltd
November
Page  3    29, 2023 Page 3
FirstName LastName
         offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
Our Holding Company Structure, page 7

4. We note your disclosure that you are a Cayman Islands holding company with operations primarily conducted by your subsidiaries in China and that this structure involves certain risks. In future filings, please revise this disclosure to acknowledge the risk that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of this risk.
Transfer of Funds and Other Assets Within Our Organization, page 8

5. In future filings, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in a PRC or Hong
         Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross-reference to your discussion of this issue in your risk factors section.
         Additionally, we note your quantification of certain transfers and dividends from the holding company to PRC subsidiaries and shareholders on page 9. In future filings, please affirm whether any other transfers, dividends, or distributions have been made between the holding company and its subsidiaries (including transfers from subsidiaries to the holding company) and quantify any such amounts and their tax consequences. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors, summarize the policies in this section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.) in future filings. Alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.
D. Risk Factors
Summary of Risk Factors, page 12

7. In future filings, disclose in your summary of risk factors the risks that your corporate structure and being based in and having operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the risk factors section. In this regard, we note your cross-references to the "Risks Related to Doing Business in China"
 Jingjing Zhang
FirstName  LastNameJingjing
MINISO Group    Holding Ltd Zhang
Comapany 29,
November   NameMINISO
               2023       Group Holding Ltd
November
Page  4    29, 2023 Page 4
FirstName LastName
         section. Please revise to cross-reference relevant individual risk factors. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Our Business and Industry
Our business is operated globally. Global inflationary pressures could negatively..., page 34

8. We note your risk factor indicating that global inflationary pressures could negatively
         affect your results of operations and stating that you could    fail
to expand [y]our stores
         network    due to such pressures. Please update this risk factor in
future filings if
         inflationary pressures materially impact your operations, particularly in light of the globalization and store network expansion strategies discussed on page
117. Identify the
         types of inflationary pressures you face and how your business and strategies have been affected.
Risks Related to Doing Business in China, page 50

9. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure in future filings to explain how this oversight impacts your business and to what extent you believe that you are in compliance with the regulations or policies that have been issued by the CAC to date.
The ADSs may be prohibited from trading in the United States under the HFCAA..., page 51

10. In future filings, please update your risk factor disclosure regarding the HFCAA to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including an acknowledgement that the PCAOB's December 2022 statement that it could inspect all
         China- and Hong Kong-based auditors in 2022 can be changed and does not grant an automatic grace period.
 Jingjing Zhang
FirstName  LastNameJingjing
MINISO Group    Holding Ltd Zhang
Comapany 29,
November   NameMINISO
               2023       Group Holding Ltd
November
Page  5    29, 2023 Page 5
FirstName LastName
The PRC government's oversight and regulation over our business operations..., page 51

11.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities
         rules, the term    control    (including the terms    controlling,
  controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
Item 10. Additional Information
B. Memorandum and Articles of Association
Exclusive Forum, page 160

12. Article 175 of your Third Amended and Restated Memorandum of Association provides
         that certain actions, including    derivative action[s],    will be
submitted to the jurisdiction
         of the courts of the Cayman Islands and the courts of Hong Kong. In future filings, please revise your disclosure in this section and in your risk factors to discuss this exclusive forum provision and how it operates in relation to the exclusive forum provisions in
         Article 176 of your Third Amended and Restated Memorandum of Association and
         Section 7.7 of your Deposit Agreement with The Bank of New York Mellon. For
         example, please clarify whether Article 175 applies to    derivative
action[s]    under the
         Securities Act and Exchange Act.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 182

13.      We note your statement that you reviewed the Company   s register of
members and public
         filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
 Jingjing Zhang
FirstName  LastNameJingjing
MINISO Group    Holding Ltd Zhang
Comapany 29,
November   NameMINISO
               2023       Group Holding Ltd
November
Page  6    29, 2023 Page 6
FirstName LastName
14. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
15. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided solely
         for    MINISO Group Holding Limited.    We also note that your list of
principal
         subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China.
         Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental
response.
             With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
16. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge." Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
General

17. In future filings, please affirmatively state, if true, that you do not use a variable interest entity structure.
18. We note that one or more of your directors and officers are located in the PRC/Hong
         Kong. In future filings, please (i) disclose that is the case and identify the relevant individuals, and (ii) include a separate "Enforceability" section and a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jingjing Zhang
MINISO Group Holding Ltd
November 29, 2023
Page 7

        You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Andrew Mew at 202-551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Rebekah Reed at 202-551-5332 or Dietrich
King at 202-551-8071 with any other questions.



                                                         Sincerely,
FirstName LastNameJingjing Zhang
                                                         Division of
Corporation Finance
Comapany NameMINISO Group Holding Ltd
                                                         Office of Trade &
Services
November 29, 2023 Page 7
cc:       Haiping Li
FirstName LastName